GRUPO CARSO, S.A. DE C.V.

April 11th, 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the relevant matters of Grupo Carso, S.A. de C.V., related to the determination of maximum amount of funds for the purchase of own stocks.

This information was also sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), in accordance with Mexican legislation.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

4/19

Relevant topic of GRUPO CARSO, S.A. DE C.V.

Date of entry at BMV: 2 April, 2002 at 14:00 Hrs.

Prefix : EVENTORE

Quotation Code: GCARSO

Date: 04/02/02

Firm Name: GRUPO CARSO, S.A. DE C.V.

Place: México, D.F.

Matter: DETERMINATION OF MAXIMUM AMOUNT OF FUNDS FOR THE PURCHASE OF OWN STOCKS..

Relevant matters: Grupo Carso S.A. de C.V.'s Board of Directors decided in its meeting held on April 1st., 2002, to propose to the Stockholders General Ordinary Meeting to be held on 25 April, that the maximum amount of funds for the purchase of own stocks, be determined in an amount equal to the residuary the Society may have for said purpose on the date the Meeting will take place.

GRUPO CARSO, S.A. DE C.V.

02 APR 17 AM 11:

April 11th, 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the summons to the Extraordinary and Ordinary Stockholders General Meetings, wich will be held on 25 April 2002.

This information was also sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), and to the Comisión Nacional Bancaria y de Valores (The Mexican National Banking and Securities Comission or "CNBV") in accordance with Mexican legislation.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

GRUPO CARSO, S.A DE C.V.
SUMMONS
EXTRAORDINARY AND ORDINARY STOCKHOLDERS GENERAL MEETINGS

In compliance with a resolution of Grupo Carso, S.A de C.V's Board of Directors, the stockholders are summoned to the Extraordinary General Meeting and the Stockholders Ordinary General Meeting that will be held on 25 April 2002, at 13:15 and 13:30 hours at Av. Vasco de Quiroga No. 3800, Col. Santa Fe, Cuajimalpa, Mexico City, Centro Commercial Santa Fe, At Sears (the entrance to the store's offices being on the third floor), to handle the following:

AGENDA
STOCKHOLDERS GENERAL EXTRAORDINARY MEETING

I. Presentation and, should that be the case, approval of a proposal to reform Articles Seventh, Fifteenth, Sixteenth, Eighteenth, Nineteenth, Twentieth, Twenty First, Twenty Fourth, Twenty Sixth, Twenty Seventh, Twenty Eighth, Thirty First, and Thirty Third of the social by-laws and to complement them Article Thirty Sixth; all the abovementioned, mainly and among other matters, to proceed with several adjustments due to the reform in the Stock Market Legislation. Corresponding resolutions.

II. Appointment of Special Deputies for the execution and honoring all resolutions adopted by the Meeting. Corresponding resolutions.

AGENDA
STOCKHOLDERS GENERAL ORDINARY MEETING

I. Presentation and, should that be the case, approval of the report of the Board of Directors regarding the social year ended 31 December 2001, including the financial statements to that date, as well as the Statutory Examiner report, in compliance with Article 172 of the Commercial Corporation Law, and other related information.

II. Presentation, and should it be the case, approval of a proposal regarding the allotment of profits. Corresponding resolutions.

III. Presentation, and should it be the case, approval of a proposal so that the maximum total amount of funds for the acquisition of proper shares, be determined in an amount equal to the residuary the Society may have for said purpose, on the date the Meeting will take place, in compliance with what is set in Article 14 Bis 3, fraction I of the Stock Market Law, and the application of all the corresponding resolutions.

IV. Affirmance, should that be the case, of the negotiation of the Board of Directors regarding the 2001 social year. Corresponding resolutions.

V. Appointment or affirmance, whatever the case may be of the members of the Board of Directors and Statutory Examiners. Acceptance of the corresponding resolutions and those derived form said appointment.

VI. Appointment of Deputies for the execution and legalization of the Meeting's resolutions. Corresponding resolutions.

In order to be entitled to attend, and should it be the case, to vote in the Meetings, all shareholders must obtain their admission cards on 24 April 2002, at the very latest for either the deposit of the titles for their shares or the delivery of the evidence of their deposit in banking firms in Mexico, or abroad or in any other corporation so stated by law. Regarding shares deposited in S.D. Indeval, S.A. de C.V., said admission cards will be issued against the vouchers and complementary lists, as contemplated in Article 78 of the Stock Market Law.

From the moment of the publication of this Call, the shareholders may obtain, immediately and free of charge, all the information and documents regarding each and every point set in the corresponding Agendas. The stockholders are entitled to be represented by means of any proxy with a power of attorney, in compliance with what is determined in Article Eighteenth of the Society's by-laws. All people attending as shareholders representatives shall be entitled to evidence their personality by means of a proxy issued in blank forms by the issuer, available for the Stock Market intermediaries proving to be the issuer's stockholders representatives, within the term stated in article 173 of the Commercial Corporation Law.

All admission cards as well as the information, the documents and questionnaires referred to in the abovementioned paragraphs will be available to each and every stockholder or representatives at Miguel de Cervantes Saavedra No. 255, first floor, at the corner of Moliere, Col. Ampliación Granada, Delegación Miguel Hidalgo, México, D.F.. (Telephone 53 28 58 30) in weekdays and working hours.

Mexico City, 4 April, 2002

(signed by)
Mr. Sergio Medina Noriega
Secretary of the Board of Directors